UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CoTherix, Inc.

(Name of Issuer)

Common stock, $0.001 per share

(Title of Class of Securities)

22163T103

(CUSIP Number)

Dr. Marian Borovsky

General Counsel

Actelion Ltd.

Gewerbestrasse 16 / 4123 Allschwil / Switzerland

+41 61 565 64 39

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22163T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Actelion Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,302,686[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,312,684[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,312,684[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%[1]
14.	Type of Reporting Person (See Instructions) CO and HC

[1]	An aggregate of 9,312,684 shares of CoTherix, Inc. (the “Issuer”) common stock, par value $0.001 per share (the “Common Stock”), are subject to Tender and Voting Agreements, each dated November 19, 2006 (the “Tender and Voting Agreements”), entered into by Actelion US Holding Company (“Actelion US”) and each of Donald J. Santel, Klara A. Dickinson, James E. Pennington, M.D., Benson Fong, Abhay Joshi, Ph.D., George W. Mahaffey, Christine E. Gray-Smith, Thomas L. Feldman, Brian K. Kinion, Ashley C. Gould, Nicholas J. Simon, MPM Capital L.P., James I. Healy, M.D., Ph.D., Sofinnova Ventures, Daniel S. Janney, Alta Partners, David W. Gryska, Robert B. Chess, and Goodwin Family Trust (each a “Stockholder”, discussed in Items 3 and 4 below). Based on the number of shares of Common Stock outstanding as of November 18, 2006 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Common Stock covered by the Tender and Voting Agreements represent approximately 32.4% of the outstanding Common Stock. Pursuant to Supplemental Proxy Agreements, each dated November 19, 2006 (the “Supplemental Agreements”), entered into by Actelion US and each of Klara A. Dickinson, Abhay Joshi, Ph.D., George W. Mahaffey, Nicholas J. Simon, Ashley C. Gould, Brian K. Kinion, Daniel S. Janney, Robert B. Chess, and David W. Gryska, Actelion US does not have any voting power with respect to 9,998 shares of such Stockholder’s beneficially owned Common Stock on any matter. Actelion, Actelion US and Merger Sub together may be deemed to have shared dispositive power of 9,312,684 shares of Common Stock (representing 32.4% of the outstanding shares of Common Stock) and shared voting power of 9,302,686 shares of Common Stock (representing 32.3% of the outstanding shares of Common Stock). Actelion, Actelion US and Merger Sub expressly disclaim beneficial ownership of any shares of Common Stock subject to the Tender and Voting Agreements.

CUSIP No. 22163T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Actelion US Holding Company
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,302,686[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,312,684[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,312,684[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%[1]
14.	Type of Reporting Person (See Instructions) CO and HC

[1]	An aggregate of 9,312,684 shares of CoTherix, Inc. (the “Issuer”) common stock, par value $0.001 per share (the “Common Stock”), are subject to Tender and Voting Agreements, each dated November 19, 2006 (the “Tender and Voting Agreements”), entered into by Actelion US Holding Company (“Actelion US”) and each of Donald J. Santel, Klara A. Dickinson, James E. Pennington, M.D., Benson Fong, Abhay Joshi, Ph.D., George W. Mahaffey, Christine E. Gray-Smith, Thomas L. Feldman, Brian K. Kinion, Ashley C. Gould, Nicholas J. Simon, MPM Capital L.P., James I. Healy, M.D., Ph.D., Sofinnova Ventures, Daniel S. Janney, Alta Partners, David W. Gryska, Robert B. Chess, and Goodwin Family Trust (each a “Stockholder”, discussed in Items 3 and 4 below). Based on the number of shares of Common Stock outstanding as of November 18, 2006 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Common Stock covered by the Tender and Voting Agreements represent approximately 32.4% of the outstanding Common Stock. Pursuant to Supplemental Proxy Agreements, each dated November 19, 2006 (the “Supplemental Agreements”), entered into by Actelion US and each of Klara A. Dickinson, Abhay Joshi, Ph.D., George W. Mahaffey, Nicholas J. Simon, Ashley C. Gould, Brian K. Kinion, Daniel S. Janney, Robert B. Chess, and David W. Gryska, Actelion US does not have any voting power with respect to 9,998 shares of such Stockholder’s beneficially owned Common Stock on any matter. Actelion, Actelion US and Merger Sub together may be deemed to have shared dispositive power of 9,312,684 shares of Common Stock (representing 32.4% of the outstanding shares of Common Stock) and shared voting power of 9,302,686 shares of Common Stock (representing 32.3% of the outstanding shares of Common Stock). Actelion, Actelion US and Merger Sub expressly disclaim beneficial ownership of any shares of Common Stock subject to the Tender and Voting Agreements.

CUSIP No. 22163T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Curl Acquisition Subsidiary, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,302,686[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,312,684[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,312,684[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%[1]
14.	Type of Reporting Person (See Instructions) CO

[1]	An aggregate of 9,312,684 shares of CoTherix, Inc. (the “Issuer”) common stock, par value $0.001 per share (the “Common Stock”), are subject to Tender and Voting Agreements, each dated November 19, 2006 (the “Tender and Voting Agreements”), entered into by Actelion US Holding Company (“Actelion US”) and each of Donald J. Santel, Klara A. Dickinson, James E. Pennington, M.D., Benson Fong, Abhay Joshi, Ph.D., George W. Mahaffey, Christine E. Gray-Smith, Thomas L. Feldman, Brian K. Kinion, Ashley C. Gould, Nicholas J. Simon, MPM Capital L.P., James I. Healy, M.D., Ph.D., Sofinnova Ventures, Daniel S. Janney, Alta Partners, David W. Gryska, Robert B. Chess, and Goodwin Family Trust (each a “Stockholder”, discussed in Items 3 and 4 below). Based on the number of shares of Common Stock outstanding as of November 18, 2006 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Common Stock covered by the Tender and Voting Agreements represent approximately 32.4% of the outstanding Common Stock. Pursuant to Supplemental Proxy Agreements, each dated November 19, 2006 (the “Supplemental Agreements”), entered into by Actelion US and each of Klara A. Dickinson, Abhay Joshi, Ph.D., George W. Mahaffey, Nicholas J. Simon, Ashley C. Gould, Brian K. Kinion, Daniel S. Janney, Robert B. Chess, and David W. Gryska, Actelion US does not have any voting power with respect to 9,998 shares of such Stockholder’s beneficially owned Common Stock on any matter. Actelion, Actelion US and Merger Sub together may be deemed to have shared dispositive power of 9,312,684 shares of Common Stock (representing 32.4% of the outstanding shares of Common Stock) and shared voting power of 9,302,686 shares of Common Stock (representing 32.3% of the outstanding shares of Common Stock). Actelion, Actelion US and Merger Sub expressly disclaim beneficial ownership of any shares of Common Stock subject to the Tender and Voting Agreements.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of CoTherix, Inc. a Delaware corporation (the “Issuer”), with its principal executive offices at 2000 Sierra Point Parkway, Suite 600, Brisbane, California 94005.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Actelion Ltd. (“Actelion”), (2) Actelion US Holding Company, a wholly-owned subsidiary of Actelion (“Actelion US”), and (3) Curl Acquisition Subsidiary, Inc., a wholly-owned subsidiary of Actelion US (“Merger Sub”). The principal executive offices of Actelion are located at Gewerbestrasse 16 / 4123 Allschwil / Switzerland. The principal executive offices of Actelion US and Merger Sub are located at 5000 Shoreline Court, Suite 200, South San Francisco, California 94080. Actelion is a biopharmaceutical company that develops and markets drugs. Actelion US’s principal purpose is to hold the outstanding stock of Actelion’s United States subsidiaries. Merger Sub’s principal purpose is to consummate the Merger.

Attached as Schedule A is a chart setting forth, with respect to each executive officer, director and controlling person of Actelion, Actelion US and Merger Sub, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, none of Actelion, Actelion US and Merger Sub, and to the best knowledge of Actelion, Actelion US and Merger Sub, any of the persons listed on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 19, 2006, Actelion US, Merger Sub and the Issuer entered in a Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock for $13.50 per share, in cash, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, and (ii) after the consummation of the Offer, Merger Sub will merge with and into Issuer (the “Merger”), whereupon Merger Sub’s separate corporate existence will cease and the Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of Actelion US.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Actelion US entered into a tender and voting agreement (the “Tender and Voting Agreements”) with each of the following stockholders of the Issuer:

•	Donald J. Santel;

•	Klara A. Dickinson;

•	James E. Pennington, M.D.;

•	Benson Fong;

•	Abhay Joshi, Ph.D.;

•	George W. Mahaffey;

•	Christine E. Gray-Smith;

•	Thomas L. Feldman;

•	Brian K. Kinion;

•	Ashley C. Gould;

•	Nicholas J. Simon;

•	MPM Capital L.P.;

•	James I. Healy, M.D., Ph.D.;

•	Sofinnova Ventures;

•	Daniel S. Janney;

•	Alta Partners;

•	David W. Gryska;

•	Robert B. Chess; and

•	Goodwin Family Trust

(each a “Stockholder”), dated as of the date of the Merger Agreement. Pursuant to the Tender and Voting Agreements, each Stockholder has agreed to tender his or her shares of Common Stock in the Offer (including any shares of Common Stock each such Stockholder may acquire in the future), within ten business days after the commencement of the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms.

In addition, pursuant to the Tender and Voting Agreements, each Stockholder who did not execute a Supplemental Proxy Agreement (as defined below) granted to the directors of Actelion US an irrevocable proxy to, at any meeting of the stockholders of the Issuer called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its shares of Common Stock (including any shares of Common Stock each such Stockholder may acquire in the future) in favor of the adoption by the Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby. Pursuant to supplemental proxy agreements, each dated as of the date of the Merger Agreement (the “Supplemental Proxy Agreements”), each of Klara A. Dickinson, Abhay Joshi, Ph.D., George W. Mahaffey, Nicholas J. Simon, Ashley C. Gould, Brian K. Kinion, Daniel S. Janney, Robert B. Chess, and David W. Gryska withheld the power to vote any of such Stockholder’s Common Stock on any matter.

The proposed transaction is valued at approximately $420.0 million (based on a fully-diluted equity value). Actelion expects to fund the consideration payable pursuant to the Merger Agreement using its internally available cash.

Shared voting power with respect to the Common Stock owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Voting Agreements. Actelion, Actelion US and Merger Sub have not expended any funds in connection with the execution of the Tender and Voting Agreements.

Schedule B attached hereto contains the names and number of shares of Common Stock beneficially owned by each Stockholder.

The Merger Agreement is attached to this filing as Exhibit 2, the form of Tender and Voting Agreement is attached to this filing as Exhibit 3, and the form of Supplemental Proxy Agreement is attached to this filing as Exhibit 4. Any references to or descriptions of the Merger, the Merger Agreement, the Tender and Voting Agreements and the Supplemental Proxy Agreements are qualified in their entirety by reference to such agreements, which are incorporated by reference herein in their entirety.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Tender and Voting Agreements between Actelion US and each Stockholder party thereto in connection with the Offer, the Merger and the related Merger Agreement.

As promptly as practicable after the date of the Merger Agreement (and, in any event, no later than December 8, 2006), Merger Sub will commence the Offer to acquire all of the outstanding shares of Common Stock for $13.50 per share, in cash. Subject to the satisfaction or waiver of the conditions set forth in the Offer, after consummation of the Offer, Actelion US will cause the Merger to occur. Upon the consummation of the Merger, (i) the Issuer will become a wholly-owned subsidiary of Actelion US and (ii) each share of Common Stock which has not been purchased pursuant to the Offer will be converted into the right to receive $13.50 in cash, subject to certain exceptions more fully described in the Merger Agreement. Each stock option to purchase Common Stock and restricted share award in respect of Common Stock outstanding as of the Merger shall become fully vested and be converted into the right to receive cash.

From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) the sole director of Merger Sub will serve as director of the Issuer until one or more successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Merger Sub immediately prior to the effective time of the Merger will be the officers of the Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (iii) the certificate of incorporation of Merger Sub in effect immediately prior to the effective time of the Merger will be the certificate of incorporation of the Issuer as the surviving corporation and (iv) the bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will be the bylaws of the Issuer.

Following the Merger, the Common Stock will no longer be traded on the Nasdaq Global Market, there will be no public market for the Common Stock and registration of the Common Stock under the Exchange Act will be terminated.

Except as set forth in this statement and in connection with the Merger described above, neither Actelion, Actelion US nor Merger Sub has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than the Common Stock that may be deemed to be beneficially owned in connection with the Tender and Voting Agreements, Actelion, Actelion US and Merger Sub have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Common Stock.

As a result of the Tender and Voting Agreements and the Supplemental Proxy Agreements, Actelion, Actelion US and Merger Sub may be deemed to have the power to (1) vote up to 9,302,686 shares of Common Stock (representing approximately 32.3% of the outstanding shares of Common Stock) in favor of approval of the Merger Agreement and (2) dispose up to 9,312,684 shares of Common Stock (representing approximately 32.4% of the outstanding shares of Common Stock) in the Offer. The 9,312,684 shares of Common Stock that may be deemed to be beneficially owned by Actelion, Actelion US and Merger Sub constitute approximately 32.4% of the 28,783,794 issued and outstanding shares of Common Stock as of November 18, 2006 (as represented by the Issuer in the Merger Agreement).

Actelion, Actelion US and Merger Sub (1) are not entitled to any rights as a stockholder of the Issuer as to the Common Stock covered by the Tender and Voting Agreements, except as otherwise expressly provided in the Tender and Voting Agreements, and (2) disclaim all beneficial ownership of such Common Stock.

Except as set forth in this Item 5(a), none of Actelion, Actelion US or Merger Sub, and, to the knowledge of Actelion, Actelion US and Merger Sub, any persons named in Schedule A hereto beneficially owns any Common Stock.

(c) Except for the agreements described above, to the knowledge of Actelion, Actelion US and Merger Sub, no transactions in the Issuer’s Common Stock have been effected during the past 60 days by the persons named in Schedule A or Item 5(a).

(d) To the knowledge of Actelion, Actelion US and Merger Sub, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, to the knowledge of Actelion, Actelion US and Merger Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement among Actelion Ltd., Actelion US Holding Company and Curl Acquisition Subsidiary, Inc., dated as of December 1, 2006.

2.	Agreement and Plan of Merger by and among Actelion US Holding Company, Curl Acquisition Subsidiary, Inc., and CoTherix, Inc., dated as of November 19, 2006.

3.	Form of Tender and Voting Agreement by and among Actelion US Holding Company and each Stockholder party thereto, dated as of November 19, 2006.

4.	Form of Supplemental Proxy Agreement by and among Actelion US Holding Company and each Stockholder party thereto, dated as of November 19, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2006

ACTELION LTD.

/s/ Jean-Paul Clozel
By:	Jean-Paul Clozel
Its:	Chief Executive Officer

/s/Andrew J. Oakley
By:	Andrew J. Oakley
Its:	Chief Financial Officer

ACTELION US HOLDING COMPANY

/s/ Tina Kitt
By:	Tina Kitt
Its:	President

CURL ACQUISITION SUBSIDIARY, INC.

/s/ Tina Kitt
By:	Tina Kitt
Its:	President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ACTELION LTD., ACTELION US HOLDING COMPANY AND CURL ACQUISITION SUBSIDIARY, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Actelion Ltd. (“Actelion”) are set forth below. If no business address is given, the director’s or officer’s business address is Gewerbestrasse 16 / 4123 Allschwil / Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Actelion.

Name/Citizenship	Present Principal Occupation Including Name and Address of Employer
Directors
Robert E. Cawthorn	Director of several non-public companies
United Kingdom and Canada
Andre J. Mueller	Chairman, Addex Pharmaceuticals, Cerenis Therapeutics; Director, Synthes, Inc.
Switzerland
Jean-Paul Clozel	Chief Executive Officer, Actelion Ltd.
France
Werner Henrich	Chairman, Basilea Pharmaceutica, TLT Medical; Director, Addex Pharmaceuticals, TET Systems
Switzerland
Armin M. Kessler	Director, The Medicines Company, Gen-Probe, PRA International Inc.
United States and Switzerland
Jean Malo	Chief Investment Officer of Breeco Management L.P.
France
Carl B. Feldbaum	Director, Connetics Corporation
United States
Juhani Anttila	Chairman, Ascom Holding
Finland

Present Principal Occupation Including Name and
Name/Citizenship	Address of Employer
Executive Officers
(Who Are Not Directors)
Andrew J. Oakley	Chief Financial Officer
United Kingdom
Simon Buckingham	President, Global Corporate and Business Development
Australia
Christian Chavy	President, Business Operations
France
Isaac Kobrin	Senior Vice President, Clinical Development
Israel
Roland Haefeli	Vice President, Corporate Communications
Switzerland
Louis de Lassence	Vice President, Corporate Services
France
Martine Clozel	Senior Vice President, Head of Drug Discovery - Pharmacology and Pre-clinical Development
France
Walter Fischli	Senior Vice President, Head of Drug Discovery - Molecular Biology and Biochemistry
Switzerland
Thomas Weller	Vice President, Head of Drug Discovery - Chemistry
Switzerland
Marian Borovsky	Vice President, General Counsel & Corporate Secretary
Switzerland

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Actelion US Holding Company (“Actelion US”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 5000 Shoreline Court, Suite 200, South San Francisco, California 94080. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Actelion US.

Present Principal Occupation Including Name and
Name/Citizenship	Address of Employer
Director/Executive Officer
Tina Kitt	President, Secretary, Chief Financial Officer and Sole Director
Canada

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Curl Acquisition Subsidiary, Inc. (“Merger Sub”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 5000 Shoreline Court, Suite 200, South San Francisco, California 94080. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Merger Sub.

Present Principal Occupation Including Name and
Name/Citizenship	Address of Employer
Director/Executive Officer
Tina Kitt	President, Secretary, Chief Financial Officer and Sole Director
Canada

SCHEDULE B

Stockholder	Shares Beneficially Owned
MPM Capital L.P.	3,572,555
Alta Partners	2,953,786
Sofinnova Ventures	2,363,154
Thomas L. Feldman	115,000
James E. Pennington, M.D.	91,818
Donald J. Santel	72,033
Benson Fong	47,560
James I. Healy, M.D., Ph.D.	39,390
Goodwin Family Trust	39,390
Christine E. Gray-Smith	8,000
George W. Mahaffey	3,124
Nicholas J. Simon	3,030
Klara A. Dickinson	2,417
Ashley C. Gould	1,155
Brian K. Kinion	272
Abhay Joshi, Ph. D.	0(1)
Daniel S. Janney	0(2)
Robert B. Chess	0(3)
David W. Gryska	0(4)

(1)	Excludes 150,000 shares issuable upon the exercise of options.

(2)	Excludes 54,540 shares issuable upon the exercise of options.

(3)	Excludes 51,510 shares issuable upon the exercise of options.

(4)	Excludes 51,510 shares issuable upon the exercise of options.